

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 19, 2010

Via U.S. Mail and Facsimile (416) 947-0167

Mr. Todd D. Sterck
Director and President
Strategic Mining Corporation
130 King Street West, Suite 1800
Toronto, Ontario, Canada M5X 1E3

> **Re:** **Strategic Mining Corporation**
> **Amendment No. 2 to Registration Statement on Form 10**
> **Filed September 23, 2010**
> **File No. 0-53961**

Dear Mr. Sterck:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form 10/A filed on September 23, 2010

General

1. Notwithstanding your response to prior comment two from our letter dated September 9, 2010, please ensure that your exhibit list is current and complete, including the proper exhibit numbers. For example, you fail to include "10.7" for the French to English Translation of the Agreement Between Gold River Africa Corporation and Gold Coast Mining Corp., as incorporated by reference from the Form 10/A filed August 9, 2010. Please revise accordingly.

Certain Relationships and Related Transactions, page 18

2.   In response to prior comment nine from our letter dated September 9, 2010, you suggest that you added to the discussion that Mr. Sterck was only acting for Bah Dinh at the time of the transaction. However, we did not encounter any revised text. Please revise to disclose the pertinent information, including clarifying whether he had any share ownership or other affiliation with the company prior to the date of the letter of intent.

Financial Statements

3.   We note certain revisions to disclosures made in response to our comment letter dated May 26, 2010 were not retained in this latest amendment. For example, the expanded discussions of property interests held, previously included in Note C, are no longer provided. Other areas of disclosure not retained were also noted. Please tell us why you have removed these disclosures or file an amendment to include the missing disclosure.

4.   On a similar matter, we note the audit report no longer includes the final paragraph referencing Note L, and the dual-date of August 4, 2010 has been removed. We also note the disclosures of Note L are now included in Note K. The removal of the August 4, 2010 date does not appear appropriate considering the revisions made to the financial statements presented. Please have your auditor correct the report.

5.   We also note you have revised certain balances and disclosures in the interim financial statements as of March 31, 2010. We also note the total liabilities amount as of March 31, 2010 appears incorrect on the balance sheet. Please correct the total liabilities balance and expand your disclosures to discuss the changes made to the interim financial statements and footnotes.

Engineering Comments

6.   We note the maps inserted in response to our comment letter dated May 26, 2010 for comment 33 were not retained in your latest amendment. Please modify your filing and insert the maps showing the location of all your properties.

Closing Comments

        You may contact Gary Newberry at (202) 551-3761, or Shannon Buskirk at (202) 551-3717 if you have any questions regarding comments on the financial statements and related matters. You may contact George K. Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact Kevin Dougherty at

(202) 551-3271 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director